SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 3

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENERAL MOTORS CORPORATION

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

KIRK KERKORIAN

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1-2/3 PER SHARE

(Title of Class of Securities)

370442105

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Miller, Fink, Jacobs,

Glaser, Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$868,000,000	$102,163.60

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 28,000,000 shares of the subject company (number of shares sought) by $31.00 (the purchase price per share offered by the Purchaser (as defined below)).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2005, equals $117.70 per million of the aggregate amount of the cash offered by Tracinda Corporation (“Purchaser”).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $102,163.60	Filing Party: Tracinda Corporation
Form or Registration Number: Schedule TO	Date Filed: May 9, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 9, 2005 (the “Schedule TO”) by Tracinda Corporation relating to the tender offer by Tracinda for up to 28,000,000 shares of common stock, par value $1 2/3 per share (the “shares”), of General Motors Corporation, a Delaware corporation (“General Motors”), at purchase price of $31.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated May 9, 2004 (as amended), and in the related letter of transmittal.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and the related letter of transmittal, copies of which were filed with the Original Schedule as Exhibits (a)(1) and (a)(2), respectively, and amended by Amendment No. 1 to the Schedule TO are hereby amended as follows:

(1) Subsection (a) of Section 12 of the Offer to Purchase is hereby amended as follows:

(a) there shall have occurred (i) any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, would adversely affect, the extension of credit by banks or other financial institutions, (iii) a 10% change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor, (iv) the commencement or escalation of a war, armed hostilities or other similar national or international calamity directly or indirectly involving the United States, (v) a 10% decrease in the market price for the shares or in the general level of market prices for equity securities in the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

(2) Subsection (b) of Section 12 of the Offer to Purchase is hereby amended as follows:

(b) any change (or condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of General Motors or any of its subsidiaries or affiliates that, in our reasonable judgment, has a materially adverse effect on General Motors or us or any of our or General Motors’ subsidiaries or affiliates, or we shall have become aware of any fact that, in our reasonable judgment, will have a material adverse effect on the value of any shares.

(3) Subsection (c) of Section 12 of the Offer to Purchase is hereby amended as follows:

(c) legislation amending the Code has been passed by either the U.S. House of Representatives or the Senate or becomes pending before the U.S. House of Representative or the Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would materially adversely affect us or any of our affiliates.

(4) Subsection (e) of Section 12 of the Offer to Purchase is hereby amended as follows:

(e) any action shall have been taken or any statue, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) shall have been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us or General Motors or any of our or General Motors’ subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which in our reasonable judgment, (i) indicates that any approval or other action of any such court, agency or authority is required in connection with the Offer or the purchase of shares thereunder, (ii) would prohibit, restrict or delay consummation of the Offer or materially impair the contemplated benefits to us thereof, including the exercise of voting or other stockholder rights with respect to the shares purchased pursuant to the Offer or the receipt of any distributions or other benefits of ownership of the purchased shares to which owners of shares are entitled generally, or (iii) otherwise would reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial conditions, operations, licenses, results of operations or prospect of us or General Motors or any of our or General Motors; subsidiaries or affiliates;

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2005

TRACINDA CORPORATION A Nevada corporation

By:	/s/ ANTHONY L. MANDEKIC
Name: Anthony L. Mandekic Title: Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ ANTHONY L. MANDEKIC*
Name: Anthony L. Mandekic Title: Attorney in fact

*	Power of Attorney previously filed as Exhibit (i) to Schedule TO, filed by Tracinda Corporation on May 26, 2005.

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